UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Summary of Resolutions of the Ordinary Shareholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México held on April 28, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: May 21, 2020

Item 1

BANCO SANTANDER MEXICO, S.A.,

INSTITUCION DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

ORDINARY ANNUAL SHAREHOLDERS' MEETING.

APRIL 28, 2020

SUMMARY OF RESOLUTIONS

ITEM I

Presentation of the report of the Board of Directors with respect to the status of the Bank during the fiscal year ended on December 31, 2019, including: (i) the financial statements prepared pursuant to CNBV and IFRS standards, as of that date, and (ii) the independent auditor's report.

R E S O L U T I O N S

FIRST.- "The report that, pursuant to the provisions in article 172 of the General Corporations Law, was presented to the Shareholders' Meeting by the Board of Directors via its Chairman, with respect to the transactions carried out during the fiscal year ended on December 31, 2019, is acknowledged and approved. A copy of such report shall be attached to the minutes of this Meeting".

SECOND.- "The consolidated Financial Statements of the Bank and its subsidiaries in accordance with the criteria of the CNBV for the fiscal year that began on January 1st, 2019 and ended on December 31, 2019, as presented to the Shareholders Meeting and published in the newspaper "El Economista" in this City on March 27, 2020, are acknowledged and every and each one of its parts are approved. A copy of such financial statements shall be attached to the minutes of this Meeting. "

THIRD.- “The Financial Statements of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México prepared in accordance with IFRS as of December 31, 2019 are acknowledged and every and each one of its parts are approved, and they shall be filed with the Securities Exchange Commission (SEC).”

FOURTH.- "The report of the Statutory Auditor of the Institution, as well as the report of the Independent Auditor regarding the Financial Statements of the Bank for the fiscal year ended on December 31, 2019 are acknowledged and approved. A copy of such reports shall be attached to the minutes of this Meeting."

FIFTH.- "All the proceedings and actions performed by the Board of Directors, by the CEO, the Secretary of the Board, the Assistant Secretary of the Board, the Statutory Auditor, as well as the Independent Auditor of the Bank for the legal fulfillment of their duties during the fiscal year ended on December 31, 2019, are hereby approved and ratified and the services provided during such year are appreciated.”

ITEM II

Proposal and, if applicable, approval of the application of income.

R E S O L U T I O N S

SIXTH.- "It is agreed that, as the Financial Statements approved by this Meeting reflect a "Net Income" for the fiscal year 2019 of Mx$21,332’045,421.00 (Twenty-one billion three hundred thirty-two million forty five thousand four hundred and twenty-one Mexican pesos 00/100), the following allocations will be made:

➢	From the “Net Income” earned on an unconsolidated basis by the Bank during the fiscal year, the amount of Mx$1,601’273,847.00 (One billion six hundred and one million two hundred seventy-three thousand eight hundred forty-seven Mexican pesos 00/100), shall be applied to the "Legal Reserve" item.

➢	From the "Net Income" earned on an unconsolidated basis by the Bank during the fiscal year, the amount of Mx$14,411’464,627.00 (Fourteen billion four hundred and eleven million four hundred sixty four thousand six hundred and twenty-seven Mexican pesos 00/100) shall be applied to the "Result from Previous Years" item.

➢	From the income earned during the fiscal year by the subsidiaries of the Bank, the amount of Mx$5,319’306,947.00 (Five billion three hundred nineteen million three hundred and six thousand nine hundred and forty-seven Mexican pesos 00/100), shall be applied to the "Result from Previous Years” item.

SEVENTH.- “The Shareholders' Meeting acknowledges and approves the ratification of the stock repurchase fund of the Bank pursuant to the provisions in article 56 paragraph IV of the Exchange Market Law and in accordance with the policies approved by the Board of Directors of the Bank, for an amount of Mx$12,800’000,000.00 (Twelve billion eight hundred million Mexican pesos 00/100) and it is also agreed that such fund shall be funded by the "Result from Previous Years" item, which does not exceed the total balance of the net income of the Bank, including retained profits”.

ITEM III

Report of the Chairman and Chief Executive Officer of the Bank on the status of the business for the fiscal year 2019.

R E S O L U T I O N

EIGHTH.- "The Shareholders' Meeting approves the report presented by the Chairman and Chief Executive Officer of the Bank on the status of the business for the fiscal year 2019, pursuant to the provisions set forth on the General Corporations Law".

A copy of the report shall be attached to the minutes of this Meeting.”

ITEM IV

Report on the opinion issued by the Board of Directors on the content of the report presented by the Chairman and Chief Executive Officer of the Bank.

R E S O L U T I O N

NINTH.- “The Shareholders' Meeting acknowledges the opinion rendered by the Board of Directors relating to the content of the report presented by the Chairman and Chief Executive Officer of the Bank during the session that took place on April 23, 2020.”

ITEM V

Report of the Board of Directors on the main accounting and reporting policies and criteria.

R E S O L U T I O N

TENTH.- “The Shareholders' Meeting acknowledges and approves the document including the main accounting and reporting policies and criteria. A copy of such document shall be attached to the minutes of this Meeting. ”

ITEM VI

Report relating to compliance with the tax obligations of the Bank during the fiscal year 2019.

R E S O L U T I O N

ELEVENTH.- “The Shareholders' Meeting acknowledges and approves the report relating to compliance with the tax obligations of the Bank filed with the Mexican Tax Administration in the Annexes of Alternate Information of the Tax Opinion corresponding to the fiscal year 2019 of the Bank.”

ITEM VII

Report of the transactions and activities in which the Bank took part.

R E S O L U T I O N

TWELFTH.- “The Shareholders' Meeting acknowledges the relevant transactions and activities the Bank took part in the fiscal year 2019, as well as those corresponding to the Board of Directors of the Bank. A copy of such documents shall be attached to the minutes of this Meeting.”

ITEM VIII

Report of the Board of Directors relating to the activities performed by the Audit Committee and the Corporate Practices, Nominations and Compensation Committee of the Bank, during the fiscal year 2019.

R E S O L U T I O N

THIRTEENTH.-“The Shareholders’ Meeting acknowledges and approves the Annual Reports of the Audit Committee and the Corporate Practices, Nominations and Compensation Committee with respect to the activities performed during the fiscal year 2019, pursuant to article 43 of the Exchange Market Law. A copy of such documents shall be attached to the minutes of this Meeting.”

ITEM IX

Report on the resignation, appointment and, when applicable, ratification of the members of the Board of Directors, both proprietary and alternate, as well as the Statutory Auditor, for the Series "F" and "B" Shares representing the Capital Stock of the Bank. Determination of remuneration.

R E S O L U T I O N S

FOURTEENTH.- “The Shareholders' Meeting acknowledges the constitution of the Board of Directors and Supervisory Body of the Bank to be adopted once the Series "F" Special Shareholders' Meeting takes place, which is scheduled to take place at the end of this Meeting, as follows:

Series "F", Independent Directors
Director	Alternate
Laura Renne Diez Barroso Azcárraga	Juan Gallardo Thurlow
Cesar Augusto Montemayor Zambrano	Guillermo Jorge Quiroz Abed
Barbara Garza Lagüera Gonda	Eduardo Carredano Fernández
Series "F", Non-Independent Directors
Héctor Blas Grisi Checa	Ángel Rivera Congosto
Magdalena Sofía Salarich Fernández de Valderrama	Didier Mena Campos
Francisco Javier García-Carranza Benjumea	Rodrigo Brand de Lara.
Series "B", Independent Directors
Antonio Purón Mier y Terán	Jesús Federico Reyes Heroles González Garza
Fernando Benjamín Ruíz Sahagún	Rogelio Zambrano Lozano
Alberto Torrado Martínez	Guillermo Francisco Vogel Hinojosa
María de Lourdes Melgar Palacios	Joaquín Vargas Guajardo
Supervisory Body
Statutory Auditor	Mr. Jose Carlos Silva Sánchez Gavito

FIFTEENTH.- “It is agreed to pay to each one of the Independent Directors and Alternate Directors the amount of:

➢	For each meeting of the Board of Directors and, when applicable, for each meeting of the Committee they attend as members, compensation amounting to Mx$86,465.00 (Eighty-six thousand four hundred and sixty-five Mexican pesos 00/100) shall be paid, less the corresponding withholding tax.

➢	Additionally, to the Director acting in a capacity of President in the meeting of the Committees he or she participates in, compensation amounting to Mx$99,435.00 M.N. (Ninety nine thousand four hundred and thirty-five Mexican pesos 00/100) shall be paid, less the corresponding withholding tax.

The Shareholders' Meeting expresses the appreciation of the Bank to the Series "F" Non-Independent Directors and Alternate Directors for their waiver of any right to receive any compensation that may correspond to them due to the performance of their position.”

SIXTEENTH “It is agreed to pay the Statutory Auditor of the Bank the following:

➢	For each meeting of the Board of Directors and, as applicable, for each meeting of the Committee he or she attends, compensation amounting to Mx$86,465.00 M.N. (Eighty six thousand four hundred and sixty-five Mexican pesos 00/100) shall be paid, less the corresponding withholding tax.

ITEM X

Proposal, and as applicable, the approval of a cash dividend to the shareholders of the Bank for up to the amount and at the date determined by the Meeting.

R E S O L U T I O N

SEVENTEENTH.- “The Shareholders' Meeting considers that, considering of the effects the COVID-19 pandemic on the Bank, for the moment, it will refrain from approving the payment of a dividend derived from the fiscal year 2019 and the previous fiscal years until there is more certainty relating to the results and financial condition of the Bank. It is agreed to revisit again this issue in the month of October of this year and to resolve accordingly based on the conditions as of that date."

ITEM XI

Appointment of special delegates to formalize and fulfill the resolutions approved by the Meeting.

R E S O L U T I O N

EIGHTEENTH.- “Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil, are appointed as Special Delegates of this Meeting so that on behalf of the Bank, any of them, acting individually may appear before the Notary Public of their choice to formalize all or the necessary portions of these minutes and, if considered convenient or necessary, to prepare, subscribe and file all the notices required before any authority.

The Secretary and the Assistant Secretary of the Board of Directors are authorized to issue simple or certified copies of these minutes as required and to carry out the necessary annotations to the corporate books of the Bank."